Exhibit 99.1

NewsRelease

TransCanada Launches Binding Open Season for
Cushing Marketlink to Port Arthur and Houston

CALGARY, Alberta – August 15, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today launched a binding open season to obtain additional firm commitments from interested parties for the Cushing Marketlink Project to transport crude oil from Cushing, Oklahoma to Port Arthur and Houston, Texas.

TransCanada held a successful open season in 2010 allowing the project to proceed subject to regulatory approvals and provide transportation of U.S. crude oil production from Cushing to Port Arthur by mid-2013. The company is now seeking additional commitments to deliver crude oil to Port Arthur as well as commitments for new service to Houston. Transportation service to Houston is dependent on the proposed Keystone Pipeline System extension to Houston being built. The Cushing Marketlink Project would deliver crude oil using pipeline facilities that form part of TransCanada’s proposed Keystone XL System.

“Access to the Houston market is expected to help alleviate current pipeline capacity constraints and provide shippers with desired transportation options from the Cushing market,” said Russ Girling, TransCanada’s president and chief executive officer. “With deliveries into Houston, we would double the refining capacity to the U.S. Gulf Coast that is accessible through the Cushing Marketlink project to over four million barrels per day of crude oil.”

Following completion of the open season which closes at 12 p.m. (Mountain) on October 17, 2011, TransCanada intends to proceed with the necessary regulatory applications for approvals to construct and operate the required facilities and to provide transportation services.  Subject to the receipt of the Keystone XL Presidential Permit, the Cushing Marketlink Project is expected to begin shipping crude oil to Port Arthur in mid-2013 and to Houston in 2014.

Keystone XL is a proposed 1,700 mile pipeline that would expand the existing Keystone system and deliver crude oil to refineries in the U.S. Midwest and the U.S. Gulf Coast.  Keystone would increase U.S. energy security by providing Americans with a stable, secure supply of U.S. domestic and Canadian crude oil versus continuing to import unstable, higher priced crude oil from the Middle East and Venezuela.  Keystone would create 20,000 American jobs during construction, inject $20 billion into the U.S. economy and pay over $5 billion in property taxes over the lifetime of the project.

Parties are invited to visit www.transcanada.com/cushing.html or contact oil_pipelines@transcanada.com, Ed Scheibelhut at 403.920.2746, David Diakow at 403.920.6019, or George Frey at 215.620.1545 for more information.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com.

Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate," "expect," "believe," "may," "should," "estimate," "project," "outlook," "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion.  All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Terry Cunha/Shawn Howard	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook/ Lee Evans	(403) 920-7911 (800) 361-6522